UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER: 0-10854

NOTIFICATION OF LATE FILING
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(Check One):

(  )Form 10-K  (  )Form 11-K  (  )Form 20-F  (X) Form 10-Q  (  )  Form N-SAR

     For Period Ended:  September 30, 2001

            [  ]  Transition Report on Form 10-K
            [  ]  Transition Report on Form 20-F
            [  ]  Transition Report on Form 11-K
            [  ]  Transition Report on Form 10-Q
            [  ]  Transition Report on Form N-SAR
            For the Transition Period Ended:_______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification related:

PART I - REGISTRANT INFORMATION
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ORS AUTOMATION, INC.
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Full name of Registrant

402 WALL STREET
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Address of Principal Executive Office (Street and number)

PRINCETON, NEW JERSEY 08540
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City, State and Zip Code



PART II - RULE 12b-25 (b) AND (c)
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      If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check the appropriate box.)

      The Registrant hereby represents that:

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
         10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE
---------------------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion could not be filed within the prescribed period. (Attached extra sheets if needed.)

Due to the demand on the Company's personnel during this change in the economic climate for the Company's products, the Company has been delayed in accumulating the financial data necessary for the accountants to complete the preparation of the Company's September 30, 2001 Form 10-QSB. Accordingly, the registrant requests a 5 day extension until November 19, 2001 to file the Form 10-QSB.

PART IV - OTHER INFORMATION
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    Name and telephone number of the person to contact in regard to this notification


Edward Kornstein, President    (609)   924-1667
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    (Name)                   (Area Code) (Telephone Number)

Have all other periodic reports required under section 13 or 15(d) of the
 Securities Exchange Act of 1937 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify reports.      [X] Yes        [  ] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       [X]  Yes       [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

    It is anticipated that the Company's revenues for the three months ended September 30, 2001 will be approximately 46% less than the revenues for the three months ended September 30, 2000 and that the Company will report a net loss of approximately $161,000 for the three months ended September 30, 2001 as compared to net loss of $17,771 for the three months ended September 30, 2000. The foregoing is due to the reduced demand for the Company's product.

     ORS AUTOMATION, INC., has caused this notification to be signed on its behalf by the undersigned there unto duly authorized.


Dated:  November 13, 2001                  By:           /s/ Edward Kornstein
                                                             Edward Kornstein
                                            President & Chief Executive Officer